UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Sapient Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

803062 10 8

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 803062 10 8	Page 2 of 5 Pages

13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J. Stuart Moore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,950,000 shares.
	6	SHARED VOTING POWER 66,951 shares (held by The J. Stuart and Elizabeth Moore Charitable Foundation. Mr. Moore is a co-trustee of this trust).
	7	SOLE DISPOSITIVE POWER 6,950,000 shares.
	8	SHARED DISPOSITIVE POWER 66,951 shares (held by The J. Stuart and Elizabeth Moore Charitable Foundation. Mr. Moore is a co-trustee of this trust).
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Mr. Moore has or shares voting or investment control over 7,016,951 shares (includes 6,950,000 shares owned by Mr. Moore and 66,951 shares held by The J. Stuart and Elizabeth Moore Charitable Foundation). Mr. Moore disclaims any and all beneficial ownership of the shares held by the Foundation.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 803062 10 8	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:

Sapient Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Office:

131 Dartmouth Street Boston, MA 02116

Item 2	(a)	Name of Person Filing:

J. Stuart Moore

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

J. Stuart Moore c/o Sapient Corporation 131 Dartmouth Street Boston, MA 02116

Item 2	(c)	Citizenship:

Mr. Moore is a citizen of the United States of America.

Item 2	(d)	Title of Class of Securities:

Common Stock, $.01 par value per share.

Item 2	(e)	CUSIP Number:

803062 10 8

Item 3	Description of Person Filing:

Not applicable

CUSIP NO. 803062 10 8	Page 4 of 5 Pages

Item 4	Ownership:

(a) Amount Beneficially Owned:

Amount Beneficially Owned: Mr. Moore has or shares voting or investment control over 7,016,951 shares (includes 6,950,000 shares owned by Mr. Moore and 66,951 shares held by The J. Stuart and Elizabeth Moore Charitable Foundation).

(b) Percent of Class:

Mr. Moore has or shares voting or investment control over shares representing 5.0% of the issuer’s outstanding common stock.

(c) Number of shares as to which person has:

(i) sole power to vote or to direct the vote:

Mr. Moore has sole power to vote or to direct the vote of 6,950,000 shares.

(ii) shared power to vote or to direct the vote:

Mr. Moore has shared power to vote or to direct the vote of 66,951 shares.

(iii) sole power to dispose or to direct the disposition of:

Mr. Moore has sole power to dispose or to direct the disposition of 6,950,000 shares.

(iv) shared power to dispose or to direct the disposition of:

Mr. Moore has shared power to dispose or to direct the disposition of 66,951 shares (held by The J. Stuart and Elizabeth Moore Charitable Foundation. Mr. Moore is a co-trustee of this trust).

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

Not applicable

CUSIP NO. 803062 10 8	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012	By:	/s/ J. Stuart Moore
J. Stuart Moore